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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                         SI Diamond Technology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   784249104
          ------------------------------------------------------------
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               January 23, 1997
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D

CUSIP No. 784249104


             1               NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Citadel Limited Partnership
                               FEIN No.:  36-3754834

             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (A) [ ]
                               (B) [ ]

             3               SEC USE ONLY


             4               SOURCE OF FUNDS*
                               AF

             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)   [ ]

             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                               U.S.

     NUMBER OF SHARES          7  SOLE VOTING POWER
   BENEFICIALLY OWNED BY            Reporting person has voting and dispositive
 EACH REPORTING PERSON WITH         power over (i) shares of Series E Preferred
                                    Stock which, as of the date for the filing of this statement, are convertible into 676,266 shares of Common Stock and (ii)
                                    11,254 shares of Common Stock.

                               8  SHARED VOTING POWER
                                    -0-

                               9  SOLE DISPOSITIVE POWER
                                    See item 7 above.

                              10  SHARED DISPOSITIVE POWER
                                    -0-

            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                               See item 7 above.

            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*   [ ]

            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.9% as of the date for the filing of this statement. (Based on 13,125,083 shares of Common Stock issued and outstanding as of November 12, 1996, plus the Common Stock referred to in item 7 above.)

            14               TYPE OF REPORTING PERSON*
                               PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                            RESPONSES TO ITEMS 1-7
                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                          THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

          This is the second amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with an agreement between the issuer and affiliates of the reporting person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of (i) the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible and
          (ii) the Common Stock, in each case, held by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively own Convertible Securities for which they originally paid $2,720,000 ("Stated Value") and 11,254 shares of Common Stock.

          As previously reported, as of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Funding Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of
          (i) $3.00 (the "Fixed Conversion Price") and (ii) 85% of the average closing bid price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

          If the Company's Common Stock is trading at a price less than $3.53, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date for the filing of this statement, the Issuer announced an agreement by and among the Issuer, Nelson, Olympus and other holders of convertible securities of the Issuer amending the terms of the Convertible Securities. Among other things, the agreement provides that the Fixed Conversion Price shall be $1.875 for one-third of the Convertible Securities held by Nelson and Olympus as of the date of the agreement. The remaining Convertible Securities shall retain a Fixed Conversion Price of $3.00, subject to reduction upon certain events. In addition, the agreement restricts the amount of Convertible Securities that may be converted as of any date to an amount that would not exceed 4.9% of the Common Stock then outstanding. The agreement also provides for other restrictions on the convertibility of the Convertible Securities.

          By virtue of the foregoing agreement and its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may never be deemed to be the beneficial owner of more than 4.9% of the Common Stock, which as of the date for the filing of this statement equals 676,266 (based on (i) 13,125,083 shares of Common Stock issued and outstanding as set forth in the Issuer's most recently filed 10-QSB and (ii) a Conversion Price equal to $1.5194).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus on behalf of each of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 60-day period ending January 22, 1997:

Transaction Date     Transacting Party  Transaction  Quantity  Price
-------------------  -----------------  -----------  --------  -----
November 26, 1996    Nelson             Sell           20,000   2.13
November 26, 1996    Olympus            Sell           20,000   2.13
November 27, 1996    Nelson             Sell           17,500   2.14
November 27, 1996    Olympus            Sell           17,500   2.14
December 2, 1996     Nelson             Sell            7,500   2.05
December 2, 1996     Olympus            Sell            7,500   2.05

                                                               Page 3 of 5 Pages

     d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and the Common Stock held by them, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

     e) As of the date for the filing of this statement, as a result of the agreement referred to above, Nelson and Olympus collectively own less than 5% of the Issuer's Common Stock. As a consequence, from and after such date Citadel shall not be deemed to be the beneficial owner of more than 5% of the Issuer's Common Stock.

                                                               Page 4 of 5 Pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 23, 1997         Citadel Limited Partnership

                                By:  GLB Partners, L.P.,
                                     its general partner

                                By:  Citadel Investment Group, L.L.C.,
                                     its general partner

                                By:  /s/Kenneth C. Griffin,
                                     ----------------------
                                     its manager







                                                               Page 5 of 5 Pages